
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 22, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Ameresco, Inc.**

**File No. 333-165821 - CF# 25251**

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Ameresco, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 31, 2010, as amended.

Based on representations by Ameresco, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.16 through May 14, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director